Exhibit B


Paragraphs 45 through 48 of APB Opinion No. 16 address the twelve conditions for using pooling of interests accounting. For the reasons set forth below, each condition (as set forth in paragraphs 1-12) is satisfied for HEALTHSOUTH, ReLife and SHC.


         1. Each of HEALTHSOUTH, SHC and Relife (prior to its acquisition by HEALTHSOUTH) is autonomous and was not a subsidiary or division of another enterprise within two years before the Plan and Agreement of Merger related to each combination was initiated (para.
                  46a.).

         2. In each case, each of the combining enterprises is independent of the other combining enterprise (para. 46b.). HEALTHSOUTH owned no capital stock in ReLife prior to consummation of the acquisition and owns no capital stock in SHC.

                  Richard M. Scrushy, a stockholder in and Chairman of the Board and Chief Executive Officer of HEALTHSOUTH and a director of SHC, owns less than 1.5% of SHC's capital stock. Charles W. Newhall III, a director of HEALTHSOUTH and SHC, is a general partner in several venture capital funds that collectively own about 13% of SHC's capital stock. He has no equity interest in HEALTHSOUTH other than 200,000 stock options. Considering his insignificant ownership interest in HEALTHSOUTH and the relative value of the SHC capital stock which may be attributable to him of $19 million compared to the value of the shares underlying his HEALTHSOUTH options of $4 million, it is not appropriate to attribute his ownership interest in SHC to HEALTHSOUTH.

                  ReLife owned, and SHC owns, no stock of, or other equity interest in, HEALTHSOUTH prior to the respective mergers.

         3. Each of the subject combinations is to be effected in a single transaction and is to be completed in accordance with a specific plan within one year after the plan is initiated
                  (para.  47a.).  The  decision by  HEALTHSOUTH  to combine with
                  ReLife was made in September 1994 and the transaction was closed December 29, 1994. The decision by HEALTHSOUTH to combine with SHC was made in January 1995 and the transaction is expected to close in May or June, 1995.
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         4.       HEALTHSOUTH offered and issued (in the case of ReLife) or will offer and issue (in the case of SHC) only common stock ("HEALTHSOUTH Common Stock") with rights identical to those of
                  its   outstanding   voting   common   stock  in  exchange  for
                  substantially all of the voting common stock interest of each of Relife and SHC at the date the plan of combination was or is to be consummated (substantially all of the voting common stock means 90% or more for this condition) (para. 47b.).

                  Shares of HEALTHSOUTH Common Stock issued to ReLife's stockholders were identical to all other shares of HEALTHSOUTH Common Stock outstanding. 100% of ReLife's stock was exchanged for HEALTHSOUTH Common Stock and ReLife options were exchanged for HEALTHSOUTH options with identical rights and terms.

                  Shares of HEALTHSOUTH Common Stock to be issued to SHC are identical to all other shares of HEALTHSOUTH Common Stock outstanding. It is anticipated that at least 90% of SHC's stock will be exchanged for HEALTHSOUTH Common Stock. SHC options will be exchanged for HEALTHSOUTH options with identical rights and terms. The exchange of shares also covers all of SHC's convertible preferred stock, which, for pooling-of-interests purposes, is considered to be essentially the same as common stock.

         5. None of the combining companies have changed the equity interest of their respective voting common stock in contemplation of effecting the combination either within two years before the plan of combination was initiated or between the dates the plan of combination was initiated and the date on which it was or is to be consummated. The combining
                  companies  have  noted  that  changes  in   contemplation   of
                  effecting the combination may include distributions to stockholders and additional issuances, exchanges and retirements of securities (para. 17c.).

                  No dividends were issued by any of the three companies during the past two years.

                  Stock options were issued by HEALTHSOUTH, Relife and SHC during the past two years, but all were issued under existing plans (which plans were either adopted more than two years prior to initiation of the transaction or were plans which were consistent in all material respects with plans adopted more than two years prior to initiation of the transaction) and the grants were consistent in timing and amount with past
                  practices.   HEALTHSOUTH  determined  that  all  issuances  of
                  options by all three companies were in the normal course of business and were not made in contemplation of the Merger.
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         6.       HEALTHSOUTH  reacquired  approximately  20,000  shares  of its
                  Common  Stock  during  the  past  two  years.   However,  such
                  reacquisition is immaterial to the transactions (i.e. less than 10% of the shares to be issued for either of the subject combinations). Such shares were not acquired in contemplation of the pooling transactions. Neither ReLife nor SHC reacquired any common stock during the preceding two years (para. 47d.).

         7. The ratio of the interest of the individual common stockholders to those of other common stockholders in all of the combining enterprises remains the same as a result of the exchanges of stock to effect the combination (para. 47e.).

                  Rights are the same on all shares of HEALTHSOUTH Common Stock and stock options exchanged/to be exchanged for ReLife/SHC shares and options, respectively, and all such shares and options were/will be exchanged at the same ratio as discussed in the applicable Plan of Merger.

         8. The voting rights to which the Common Stock ownership interests in HEALTHSOUTH are entitled are exercisable by the stockholders; the stockholders are neither deprived of nor restricted in exercising those rights for any period (para. 47f.).

                  All shares of HEALTHSOUTH Common Stock and options issued in both the HEALTHSOUTH-ReLife Merger and the HEALTHSOUTH-SHC Merger will have the same rights and privileges of previously outstanding shares and options and there are no restrictions on the stockholders in exercising these rights.

         9. Each of the subject combinations was or will be resolved at the date the respective Plan of Merger is consummated and no provisions of the Plan of Merger relating to the issue of securities or other consideration are or will be pending (para. 47g.).

                  The ReLife merger closed in December 1994 and had no contingencies outstanding. The entire SHC transaction will be consummated at one time, and there will be no contingencies outstanding upon such consummation.

         10. HEALTHSOUTH has not agreed subsequent to the consummation of the mergers directly or indirectly to retire or reacquire all or part of the HEALTHSOUTH Common Stock issued to effect either combination, nor will it do so (para. 48a.).
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         11.      HEALTHSOUTH  has not and will not enter into  other  financial arrangements for the benefit of the former stockholders of either ReLife or SHC, such as a guarantee of loans secured by stock issued in the combination, that in effect negate the exchange of equity securities (para. 48b.).

                  In the HEALTHSOUTH-Relife merger:

                           o        No such agreements exist.

                           o HEALTHSOUTH entered into a noncompete agreement with Michael Stephens which is reasonable in consideration of similar agreements entered into by HEALTHSOUTH.

                           o        HEALTHSOUTH    entered    into    employment
                                    agreements  with two key  ReLife  employees.
                                    Terms and  amounts  of the  agreements  were
                                    reasonable   and  in   line   with   similar
                                    HEALTHSOUTH employment agreements.

                  In the HEALTHSOUTH-SHC merger:

                           o        No agreements exist.

                           o HEALTHSOUTH plans to enter into employment agreements with two key SHC employees. The terms and amounts of the agreements will be reasonable and in line with similar HEALTHSOUTH employment agreements.

         12. HEALTHSOUTH has not and does not intend or plan to dispose of a significant part of the assets of either ReLife or SHC within two years after the respective combinations, other than disposals in the ordinary course of business of the formerly separate enterprises and to eliminate duplicate facilities or excess capacity (para. 48c.). Other than those disposals that may be required by government regulators, no disposals are planned. Any disposals that may occur over the next two years will be those in the ordinary course of business.